UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On August 13, 2026, Fort Technology Inc. filed in Canada its (i) unaudited interim condensed consolidated financial statements, which is attached hereto as Exhibit 99.1, and (ii) Management’s Discussion and Analysis for the three and six months ended June 30, 2026, which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2026.
99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: August 13, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

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